UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-07511

State Street Corporation; Boston Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

One Lincoln Street, Boston, MA 02111, (617) 786-3000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, State Street Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

State Street Corporation

May 21, 2009	By:	/s/ David C. Phelan
David C. Phelan
Executive Vice President and General Counsel

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-l as applicable. See General Instructions.

EXPLANATORY NOTE

On May 8, 2009, State Street Corporation announced its intention to voluntarily delist its common stock from the Boston Stock Exchange. The Exchange has discontinued operations in connection with its acquisition by the NASDAQ OMX. This Form 25 is being filed with the Commission in connection with that announcement. State Street’s common stock continues to be listed on its principal trading market, the New York Stock Exchange.